**SELECTED PORTIONS OF THE COMPANY'S
PROSPECTUS, DATED JUNE 8, 2009**

COMPENSATION OF OUR MANAGERS AND THEIR AFFILIATES
(pages 42 – 49 of prospectus)

Set forth below in tabular form is a description of compensation that we may pay our managers and their affiliates in connection with this offering and the use of proceeds from this offering. With respect to such offering and such use of proceeds, no other compensation will be paid to the managers or any affiliates from us. These compensation arrangements have been established by the managers and are set forth in the operating agreement and are not the result of arms-length negotiations. The managers have compared their compensation arrangements to those of unrelated parties providing the same services. The managers have set, in some instances, maximum levels of compensation to be received by them; however, they have the discretion to set the actual fee received by them at an amount lower than the maximum amount allowable. The ability to set a fee at below the maximum amount permitted to be received under the operating agreement is solely within the discretion of the managers and does not require approval of the members. In order for the managers to receive any fees in excess of the maximum amounts allowable, the managers, under the terms of the operating agreement, would be required to obtain a vote of at least a majority in interest of members. The managers have determined the following compensation levels are fair and reasonable. In their review, the managers have:

- analyzed the compensation arrangements in other offerings;
- spoken to other professionals in the industry including issuers, promoters and broker-dealers;
- examined "rate sheets" from banks, savings & loans, mortgage brokers, mortgage bankers and consumer finance lenders, which set forth the rates being charged by those institutions for the same or similar services; and
- collected data regarding compensation from trade association meetings, relevant periodicals and/or other sources.

Thus, we believe the amounts are approximately equivalent to those which would customarily be paid to unrelated parties for the same services.

The exact amount of future compensation payable to our managers cannot be precisely determined. The compensation to be received by our managers is based primarily upon the length of time we continue to operate, our loan balances, the principal amounts of loans originated and the amount of capital originally committed to investment in mortgages. Loan balances outstanding and the amount of loans originated will fluctuate during our term because loans will be continually maturing and "turning over". Accordingly, the exact amount of fees to be paid to our managers and their affiliates cannot be determined. However, based upon the managers' prior experience with similar programs and upon certain assumptions made as a result of that experience as set forth below, the managers have provided an estimate, on an annual average basis, assuming the company operates for 12 years, the amount of fees they and their affiliates will receive. Except as noted below, there is no limit on the dollar amount of compensation and fees paid to the managers and their affiliates.

The amount of fees to be paid will vary from those estimated below due to varying economic factors over which the managers have no control, including, but not limited to, the state of the economy, lending competition in the area where company loans are made, and interest rates, all of which affect company earnings. We are subject to public reporting requirements and we will file quarterly and annual reports with the Securities and Exchange Commission. These reports will be available to you and will set forth, among other things, the exact amount of compensation and/or fees being paid to our managers and their affiliates.

The managers' or their affiliates' ability to affect the nature of the compensation by undertaking different actions is limited. Because we are only one of many lenders in the industry, the managers' ability to affect fees charged is limited. Additionally, to a large extent, the amount of fees paid to the managers and their affiliates is based upon decisions made by the borrower regarding, among other things, type and amount of loan, prepayment on the loan and possible default on the loan. The relationships among the managers of the various entities referred to herein are described under the caption "MANAGEMENT" at page 58 of this prospectus.

The "Organizational and Offering Stage, Operating Stage and Liquidating Stage" tables below set forth the fees that the managers might receive from the offering and sale to the public of (1) the minimum offering of $1,000,000 of units in the primary offering, and (2) the maximum offering of $150,000,000 of units in the primary offering and $37,500,000 of units under our distribution reinvestment plan and the use of the proceeds from such offering. The tables below also set forth the estimated fees that the managers might receive from the sale of the minimum and maximum number of units being offered, assuming we obtain maximum leverage of 50% of members' capital. These tables assume that proceeds are fully invested in mortgage loans or cash reserves. There can be no assurance that all such units will be sold or that all proceeds from such sales will be fully invested in mortgage loans. Our managers and their affiliates may not receive any fees or other compensation from us except as specifically provided for below.

ORGANIZATIONAL AND OFFERING STAGE

Entity Receiving Compensation	Form and Method of Compensation	Estimated Amount Payable for Minimum Offering		Estimated Amount Payable for Maximum Offering	
		(Unleveraged)	*(Leveraged)(6)*	*(Unleveraged)*	*(Leveraged)(6)*
Redwood Mortgage Corp.	Reimbursement of organizational and offering expenses up to 4.5% of the gross offering proceeds. Redwood Mortgage Corp. will be responsible for any portion of organizational and offering expenses exceeding 4.5% of gross offering proceeds.	$45,000	$45,000	$500,000	$500,000

OPERATING STAGE

Entity Receiving Compensation	Form and Method of Compensation	Estimated Amount Payable for Minimum Offering		Estimated Amount Payable for Maximum Offering	
		(Unleveraged)	*(Leveraged) (6)*	*(Unleveraged)*	*(Leveraged)(6)*
Redwood Mortgage Corp.	Loan brokerage commissions in an amount negotiated with prospective borrowers on a case by case basis. It is estimated that such commissions will be approximately 2% to 5% of the principal amount of each loan made. The loan brokerage commissions will be capped at 4% of our total assets per year assets (except during the first year of operations). Loan brokerage commissions are payable solely by the borrower and not by us (See "TERMS OF THE OFFERING" at page 38).	$5,000 per year (7) (8)	$8,000 per year (7) (8)	$940,000 per year (7) (8)	$1,546,000 per year (7) (8)

Entity Receiving Compensation	Form and Method of Compensation	Estimated Amount Payable for Minimum Offering		Estimated Amount Payable for Maximum Offering	
		Unleveraged	*(Leveraged)(6)*	*(Unleveraged)*	*(Leveraged)(6)*
Redwood Mortgage Corp.	Loan administrative fees in an amount up to 1% of the principal amount of each new loan originated or acquired on our behalf by Redwood Mortgage Corp. for services rendered in connection with the selection and underwriting of potential loans. Such fees are payable by us upon the closing of each loan.	$2,000 per year (7) (8)	$3,000 per year (7) (8)	$342,000 per year (7) (8)	$562,000 per year (7) (8)
Redwood Mortgage Corp.	Processing and escrow fees for services in connection with notary, document preparation, credit investigation, and escrow fees in an amount equal to the fees customarily charged by Redwood Mortgage Corp. for comparable services in the geographical area where the property securing the loan is located, payable solely by the borrower and not by us.	$1,000 per year (7)	$1,000 per year (7)	$45,000 per year (7)	$74,000 per year (7)
Redwood Mortgage Corp.	Loan servicing fee, payable monthly, which when added to all other fees paid in connection with the servicing of a particular loan, does not exceed 0.25% per year of the outstanding principal amount of the loan. (1)	$2,000 per year (7)	$3,000 per year (7)	$357,000 per year (7)	$566,000 per year (7)
Redwood Mortgage Corp. (75%) Gymno Corporation (25%)	Asset management fee payable monthly in an amount up to 0.75% annually of the portion of the capital originally committed to investment in mortgages, not including leverage, and including up to 2% of working capital reserves. This amount will be recomputed annually after the second full year of our operations by subtracting from the then fair market value of our loans plus the working capital reserves, an amount equal to our outstanding debt. (2)	$6,000 per year (7)	$6,000 per year (7)	$1,195,000 per year (7)	$1,195,000 per year (7)

Entity Receiving Compensation	Form and Method of Compensation	Estimated Amount Payable for Minimum Offering		Estimated Amount Payable for Maximum Offering	
		(Unleveraged)	*(Leveraged)(6)*	*(Unleveraged)*	*(Leveraged)(6)*
Redwood Mortgage Corp.	Reimbursement of salaries, compensation, travel expenses and fringe benefits of personnel employed by us and involved in our business. (3)	$700 per year	$700 per year	$200,000 per year	$200,000 per year
Redwood Mortgage Corp.	Reimbursement of expenses relating to our administration, subject to certain limitations; see Article 11 of the operating agreement. (4)	$300 per year	$300 per year	$97,000 per year	$97,000 per year
Gymno Corporation	Reconveyance fee for reconveyance of property upon full payment of loan, payable by borrower.	Approximately $45 per deed of trust or statutory rate.	Approximately $45 per deed of trust or statutory rate.	Approximately $45 per deed of trust or statutory rate.	Approximately $45 per deed of trust or statutory rate.
Redwood Mortgage Corp.	Assumption fee for assumption of loans payable by borrower of between 0.5% and 1.5% of the loan principal balance. (5)	$0 per year (7)	$0 per year (7)	$7,000 per year (7)	$11,000 per year (7)
Redwood Mortgage Corp.	Extension fee for extending the loan period payable by borrower as a percentage of the loan principal balance. (5)	$0 per year (7)	$0 per year (7)	$14,000 per year (7)	$22,000 per year (7)
Redwood Mortgage Corp. (50%) Gymno Corporation (50%)	1% interest in profits and 1% interest in losses.	$1,000 per year (7)	$1,000 per year (7)	$119,000 per year (7)	$119,000 per year (7)
Managers or Third Parties	The total compensation paid to all persons for the sale of property held by us as a result of foreclosure may not exceed 6% of the contract price for the sale of such property. Neither our managers nor any of their affiliates will receive a real estate commission in connection with such a sale. Foreclosed properties may be sold to our managers or any of their affiliates.	Not determinable at this time	Not determinable at this time	Not determinable at this time	Not determinable at this time

Entity Receiving Compensation	Form and Method of Compensation	Estimated Amount Payable for Minimum Offering		Estimated Amount Payable for Maximum Offering	
		(Unleveraged)	*(Leveraged)(6)*	*(Unleveraged)*	*(Leveraged)(6)*
Redwood Mortgage Corp.	Redwood Mortgage Corp.'s obligation to repay the principal amount of the formation loan owed to us will be reduced by a portion of the early redemption penalties received by us. Initially, a portion of the early redemption penalties will be used to reduce the formation loan obligation and a portion will be used to pay our offering expenses. This portion will be determined by the ratio between the initial amount of the formation loan and the total amount of the offering expenses incurred by us. Assuming that the maximum formation loan is $10,500,000 and the maximum organizational costs are $6,750,000, the ratio would be 61:39. This amount could be higher or lower, depending upon actual total offering expenses. That ratio will be determined by the actual formation loan and offering expenses incurred. The ratio will change as offering expenses are amortized (See "TRANSFER OF UNITS – Unit Redemption Program" at page 99).	$200 per year (7)	$200 per year (7)	$27,000 per year (7)	$27,000 per year (7)

(1)   For purposes of the "Estimated Amount Payable for Minimum Offering" column, assuming that the minimum $1,000,000 of units offered in the primary offering are sold in the first year, that none of the members elect to purchase units in the distribution reinvestment plan, and that we do not obtain leverage, we estimate that the average annual loan portfolio resulting from unit sales will average $797,000, which amount is the basis for the above loan servicing fee calculation. For purposes of the "Estimated Amount Payable for Maximum Offering" column, assuming that all of the maximum $150,000,000 of units offered in the primary offering are sold in the first year and $37,500,000 of units under the distribution reinvestment plan are sold over a period of years, that 60% of the members elect to purchase units in the distribution reinvestment plan, and that we do not obtain leverage, we estimate that the average annual loan portfolio resulting from unit sales will average $142,956,000, which amount is the basis for the above loan servicing fee calculation. Our managers, who will service all of our loans, are entitled to receive a maximum loan servicing fee, payable monthly, of up to 0.25% per year of the outstanding principal amount of each loan. Our managers, in their sole discretion, may elect to lower the loan servicing fee for any period of time and thereafter raise the fees up to the stated limits. An increase or decrease in this fee within the limits set by the operating agreement directly impacts the yield to the members.

(2)   The managers, in their sole discretion, may elect to lower the amount of the asset management fee they receive. The managers may not increase the asset management fee above the maximum amount. An increase or decrease in this fee within the limits set by the operating agreement directly impacts the yield to the members. The asset management fee is anticipated to be paid 75% to Redwood Mortgage Corp. and 25% to Gymno Corporation. The managers may, in their discretion, change the relative amount received by each of them. No asset management fees will be payable on subscription funds held in the subscription account.

(3)   Includes reimbursement of salaries, compensation, travel expenses and fringe benefits of persons who may also be employees of our managers or their affiliates, but excludes such items incurred or allocated to any person holding a 5% or greater equity interest in a manager or affiliate, or a person having the power to direct a manager or affiliate.

(4)   The managers or their affiliates are reimbursed for the actual cost of goods and materials used for or by the company and obtained from unaffiliated parties. In addition, the managers or their affiliates are reimbursed for the cost of administrative services necessary for the prudent operation of the company provided that such reimbursement will be the lesser of (i) the actual cost of such services or (ii) the amount which the company would be required to pay independent parties for comparable services.

(5)   Redwood Mortgage Corp. may receive assumption fees and extension fees estimated to range between 0.5% and 1.5% of the outstanding principal balance of a loan when a new borrower assumes the loan obligations of the original borrower in the case of a loan assumption or when a lender allows the extension of the maturity date in the case of a loan extension. The actual amount of the assumption fees and extension fees is determined by the managers at the time of the assumption or extension based on such factors as current interest rates, the amount of the outstanding loan and the credit worthiness of the new borrower. Assumption fees and extension fees are paid by the borrower. We do not intend to sell or purchase loans and no compensation will be payable, including to our managers or their affiliates, upon any such sale or purchase of loans by us.

(6)   Our maximum leverage is limited to, and our total indebtedness may not at any time exceed, 50% of members' capital. The "Leveraged" columns assume that our managers have obtained leverage in an amount equal to 50% of members' capital. We may borrow funds for the purpose of making loans, for increased liquidity, reducing cash reserve needs or for any other company purposes.

(7)   The amount of fees to be paid to the managers and their affiliates related to this offering are based on certain assumptions made in light of the managers' experience with similar programs. For purposes of the "Estimated Amount Payable for Minimum Offering" column, in determining the average annual fees to be paid to the managers and their affiliates related to this offering the managers have assumed, based upon their experience the following: (i) the company operates for twelve years assuming $1,000,000 is raised in the first year; (ii) none of the members elect to participate in our distribution reinvestment plan; (iii) a 8.00% yield is achieved in all 12 years; (iv) withdrawal rates of 1% in year two, 2% in year three, 2.5% in year four, 2.5% in year five and 3.5% in subsequent years through year twelve; (v) a turnover rate on loans of 5% in year two, of 10% in year three, 15% in year four and 20% in years thereafter; (vi) no leveraging of the portfolio occurs; (vii) syndication costs of $45,000 are incurred in year one; (viii) cash liquidity reserves are 2% of our capital originally committed to investment in mortgages; and (ix) a formation loan of $70,000 is incurred upon the sale of units and is repaid according to its terms in equal amortizing payments of principal beginning on December 31 of year two. For purposes of the "Estimated Amount Payable for Maximum Offering" column, in determining the average annual fees to be paid to the managers and their affiliates related to this offering the managers have assumed, based upon their experience the following: (i) the company operates for twelve years assuming $150,000,000 is raised in the first year; (ii) 60% of the members elect to participate in our distribution reinvestment plan until all 37,500,000 units have been sold; (iii) a 8.00% yield is achieved in all 12 years; (iv) withdrawal rates of 1% in year two, 2% in year three, 2.5% in year four, 2.5% in year five and 3.5% in subsequent years through year twelve; (v) a turnover rate on loans of 5% in year two, of 10% in year three, 15% in year four and 20% in years thereafter; (vi) no leveraging of the portfolio occurs; (vii) syndication costs of $6,750,000 are incurred in year one; (viii) cash liquidity reserves are 2% of our capital originally committed to investment in mortgages; and (ix) a formation loan of $10,500,000 is incurred upon the sale of units and is repaid according to its terms in equal amortizing payments of principal beginning on December 31 of year two. However, because the estimated amount of fees to be paid to the managers and their affiliates is based on certain assumptions and conditions, including, historical

experience, which may not provide an exact measurement of the fees to be paid, the general state of the economy, interest rates, the turnover rate of loans, company earnings, the duration and type of loans the company will make, and the election of members to purchase units by participating in our distribution reinvestment plan or receive periodic cash distributions, the actual amount of fees paid will vary from those set forth above. The managers and their affiliates may receive additional fees to the extent we reinvest the principal on repaid loans.

(8)   *For purposes of the "Estimated Amount Payable for Minimum Offering" column, to estimate the maximum loan brokerage commissions, we have assumed that cash available for investments in loans will average $184,000 per year and that we will receive an average of 2.75 points from the borrower on each loan. For purposes of the "Estimated Amount Payable for Maximum Offering" column, to estimate the maximum loan brokerage commissions, we have assumed that cash available for investments in loans will average $34,199,000 per year and that we will receive an average of 2.75 points from the borrower on each loan.*

CONFLICTS OF INTEREST
(pages 49 – 52 of prospectus)

There are various conflicts of interest arising out of our relationship with our managers and their affiliates. These conflicts include conflicts related to the arrangements pursuant to which our managers will be compensated by us. Because we have been organized and are operated by our managers, these conflicts will not be resolved through arms length negotiations but through the exercise of our managers' judgment consistent with their fiduciary responsibility to you and the other members and our investment objectives and policies.

Our managers are, and will be subject to, public reporting requirements for prior public programs and for this program. Additionally, our operating agreement imposes upon our managers, an obligation to disclose and keep you apprised of any developments that would otherwise be disclosed in accordance with public reporting requirements, including those developments which would give rise to a conflict of interest. Your power as a member with respect to any such developments including the power, subject to a majority vote, to amend our operating agreement and to remove our managers, acts as a check to the actions of our managers (See "FIDUCIARY RESPONSIBILITY OF OUR MANAGERS" at page 53 and "INVESTMENT OBJECTIVES AND CRITERIA" at page 61). These conflicts include, but are not limited to, the following:

1.   Conflicts Arising as a Result of Our Managers' Legal and Financial Obligations to Other Mortgage Programs. Our managers and their affiliates are currently involved with five mortgage programs with investment objectives similar to ours. They may also organize other mortgage programs in the future with investment objectives similar to ours. Our managers and such affiliates have legal and financial obligations with respect to these other mortgage programs which are similar to their obligations with respect to us. Additionally, they may have contingent liability for the obligations of such other programs.

The level of compensation payable to our managers or their affiliates in connection with the organization and operation of other mortgage programs may exceed that payable in connection with our organization and operation. However, our managers and their affiliates do not intend to offer for sale, interests in any other public programs (but not necessarily private programs) with investment objectives similar to ours, before substantially all initial proceeds of this offering are invested or committed.

Our managers believe that they have sufficient financial and legal resources to meet and discharge their obligations to us as well as the other mortgage programs with which they are involved. In the event that a conflict were to arise, however, our managers will undertake the following steps: (i) they will seek the advice of counsel with respect to the conflict; (ii) in the event of a short fall of resources, they will seek to allot the programs' financial and legal resources on a pro rata basis among the programs in a fair and equitable manner; (iii) in the event such an allotment would materially adversely affect the operations of any program, our managers will use their best efforts to apply available resources to that program so as to attempt to prevent a material adverse effect, and the remainder of the resources, if any, would be applied on a pro rata basis.

2.   Conflicts Arising From Our Managers' Allocation of Time Between Us and Other Activities. Our managers and their affiliates have conflicts of interest in allocating the time of their personnel between us and other activities in which they are involved. However, our managers believe that they, and their affiliates, have sufficient personnel to discharge fully their responsibilities to us and to the other mortgage programs and ventures in which they are involved. Redwood Mortgage Corp. also provides loan brokerage services to investors other than us. As a result, there will exist conflicts of interest on the part of our managers between us and the other mortgage programs or investors with which they are affiliated at such time. Our managers will decide which loans are appropriate for funding by us or by such other mortgage programs and investors after consideration of all relevant factors, including:

- the size of the loan
- portfolio diversification
- amount of uninvested funds
- the length of time that excess funds have remained uninvested

Our managers believe that they will have sufficient time, based upon the organization and personnel that they have built and retained over the past 30 years, to fully discharge their obligations to us. In the event that a conflict were to arise, however, our managers will take the following action: (i) they will seek the advice of counsel with respect to the conflict; (ii) in the event of a short fall of resources, they would seek to allot our financial and legal resources on a pro rata basis among the programs in a fair and equitable manner; (iii) in the event such an allotment would materially adversely affect the operations of any particular program, our managers will use their best efforts to apply resources to that program to attempt to prevent a material adverse effect, and the remainder of the resources, if any, would be applied on a pro rata basis.

3.   The Amount of Loan Brokerage Commissions, Other Compensation to Our Managers and the Quality and Types of Loans Affect Rate of Return to You. None of the compensation payable to our managers was determined by arms length negotiations. We anticipate that the loan brokerage commissions charged to borrowers by Redwood Mortgage Corp., one of our managers, will average approximately 2-5% of the principal amount of each loan, but may be higher or lower depending upon market conditions. The loan brokerage commission will be capped at 4% per annum of our assets (except during the first year of operations), based on the asset amount at the beginning of each year. As additional units are sold in this offering and our assets increase, this 4% cap will increase in amount and Redwood Mortgage Corp. could theoretically charge higher loan brokerage commissions. The ability of Redwood Mortgage Corp. to charge higher commissions, however, will be subject to and limited by prevailing competitive rates in the marketplace. Any increase in the loan brokerage commission charged on loans may have a direct, adverse effect upon the interest rates we charge on loans and thus the overall rate of return to you. Conversely, if our managers reduced the loan brokerage commissions charged by Redwood Mortgage Corp. a higher rate of return might be obtained for us and our members. This conflict of interest will exist in connection with every loan transaction, and you must rely upon the fiduciary duties of our managers to protect their interests. In an effort to partially resolve this conflict, Redwood Mortgage Corp. has agreed that loan brokerage commissions will be limited to 4% per annum of our assets (except during the first year of operations). In the event of a conflict with respect to the payment of the loan brokerage commissions or the quality or type of loan, our managers will resolve the conflict in our favor.

Our managers and their affiliates may not receive real estate brokerage commissions upon our sale of a property.

Our managers have reserved the right to retain the services of other firms, in addition to or in lieu of Redwood Mortgage Corp., to perform the brokerage services, loan servicing and other activities in connection with our loan portfolio that are described in this prospectus. Any such other firms may also be affiliated with our managers.

4.   Arrangement of Loans by Redwood Mortgage Corp. Redwood Mortgage Corp. will arrange all loans we will make. Redwood Mortgage Corp. also arranges and makes mortgage loans for its own account and for other investors, including affiliates of our managers. There may be a conflict of interest between us and Redwood Mortgage Corp. or other investors for whom it selects mortgage loans for investment. This could arise from the fact that Redwood Mortgage Corp. may be choosing among various loans that it may have originated with different interest rates and other terms and features, for placement either in our mortgage loan portfolio or with other investors. You must rely on Redwood Mortgage Corp. and our other managers to honor their fiduciary duty to protect our interests in making and choosing mortgage loans.

5.   **Terms Of Formation Loan Are Not A Result Of Arms Length Negotiations.** Redwood Mortgage Corp. will borrow from us an amount equal to not more than 7.0% of the gross proceeds of this offering. This loan, referred to as the formation loan, will not bear interest. Accordingly, our rate of return on the formation loan will be below the rate obtainable by us on our loans. The terms of the formation loan were not the result of arms length negotiations. This loan will be an unsecured obligation of Redwood Mortgage Corp. (See "PLAN OF DISTRIBUTION - Formation Loan" at page 107). The amount of early redemption penalties received by us from members will reduce the principal balance of the formation loan, thus reducing the amount owed from Redwood Mortgage Corp. to us. In the event of default in the payment of such loan a conflict of interest would arise on our part in connection with the enforcement of the loan and the continued payment of other fees and compensation, including the loan servicing fee and asset management fee, to Redwood Mortgage Corp. If the managers are removed, no other managers are elected, we are liquidated and Redwood Mortgage Corp. is no longer receiving payments for services rendered, the debt on the formation loan will be forgiven by us and Redwood Mortgage Corp. will be immediately released from any further obligation under the formation loan. In the event of a conflict with respect to the repayment of the formation loan, or a default thereof or the continued payment of other fees and compensation to Redwood Mortgage Corp., we, at our expense, will retain independent counsel, who has not previously represented the managers to represent us in connection with such conflict.

6.   **Potential Conflicts if We Participate in Loans With Other Programs Organized by Our Managers.** In certain limited circumstances and subject to compliance with applicable regulations or guidelines, we may participate in loans with other programs organized by our managers. Our portion of the total loan may be smaller or greater than the portion of the loan made by such other programs. Any such participation would be made after a determination by our managers that the entire loan is in an amount greater than would be suitable for us to make on our own or that we would benefit through broader diversification of our loan portfolio. However, you should be aware that participating in a loan with other programs organized by our managers could result in a conflict of interest between us and our managers, as well as between us and such other programs, in the event that the borrower defaults on the loan. Our managers will seek to protect both our interest and the other programs' interest in the loan and in the underlying security, as will we, but there may be conflicts between our interests and the interests of such other programs. In order to minimize the conflicts of interest which may arise if we participate in loans with other programs, we will participate in the loan on the same terms and conditions as do the other programs and the terms of the loan will conform to the investment criteria we have established for the origination of loans. By participating in a loan on the same terms and conditions as do the other programs, we will be entitled to enforce the same rights as the other programs in such loan and the other programs will not have greater rights in the loan than we do.

7.   **Potential Conflicts if We Sell Loans to a Manager or Its Affiliates.** We may not sell a loan to a manager unless: (i) we do not have sufficient offering proceeds available to retain the loan; (ii) the manager pays us an amount of cash equal to the cost of the loan (including all related cash payments and carrying costs); (iii) the manager assumes all of our obligations and liabilities incurred in connection with holding the loan; and (iv) the sale occurs not later than 90 days following the termination date of the offering. A manager or its affiliate will purchase all loans that we do not have sufficient proceeds to retain. In the event that the offering proceeds are insufficient to retain all loans, we will sell loans to the managers on a "last-in, first-out" basis. While the above conditions are intended to minimize the conflicts of interest which may arise if we sell loans to a manager or its affiliate, such sale will not be the result of arms length negotiations and could result in a conflict of interest between us and the manager or affiliate that is purchasing the loan.

8.   **Potential Conflicts if We Purchase Loans From a Manager or Its Affiliates.** We may not purchase a loan in which a manager or its affiliate has an interest unless: (i) the manager or its affiliate acquired the loan temporarily in its name for purpose of facilitating the acquisition of the loan and provided that the loan is purchased from the manager for a price no greater than the cost of the loan to the manager, except for the compensation allowed by the NASAA Mortgage Guidelines; or (ii) purchase is made from a program pursuant to the rights of first refusal required by the provisions of the NASAA Mortgage Guidelines. In addition, existing loans may be purchased from the managers, their affiliates or other third parties, but only so long as any such loan is not in default and otherwise satisfies all of the foregoing requirements; provided, the managers and their affiliates will sell no more than a 90% interest and retain a 10% interest in any loan sold to us which they have held for more than 180 days. In such case, the managers and affiliates will hold their 10% interest and we will hold our 90% interest in the loan as tenants in common. Our purchase price for any such loan will not exceed the par value of the note or its fair market value, whichever is lower. While the above conditions are intended to minimize the conflicts of interest which may arise if we purchase loans from a manager or its affiliate, such purchase will not be the result of arms length negotiations and could result in a conflict of interest between us and the manager or affiliate that is selling the loan.

9. **Our Managers May Represent Both Parties in Sales of Real Estate to Affiliates.** In the event we become the owner of any real property by reason of foreclosure on a loan, our managers' first priority will be to arrange the sale of the property. Our managers will attempt to obtain a price that will permit us to recover the full amount of our invested capital plus accrued but unpaid interest and other charges, or so much thereof as can reasonably be obtained in light of current market conditions. In order to facilitate such a sale, our managers may, but are not required to, arrange a sale to persons or entities controlled by them, e.g., to another program or entity formed by them for the express purpose of acquiring foreclosure properties from lenders such as us. Our managers will be subject to conflicts of interest in arranging such sales since they will represent both parties to the transaction. For example, we and the potential buyer will have conflicting interests in determining the purchase price and other terms and conditions of sale. Our managers' decision will not be subject to review by any outside parties.

Our managers have undertaken to resolve these conflicts as follows:

(a)   No foreclosed property will be sold to our managers or one of their affiliates unless our managers have first used their best efforts to sell the property at a fair price on the open market for at least 60 days.

(b)   In the event the property will be sold to an affiliate, the net purchase price must be more favorable to us than any third party offer received. The purchase price will also be (1) no lower than the independently appraised value of such property at the time of sale, and (2) no lower than the total amount of our "investment" in the property. Our investment includes without limitation the following:

- the unpaid principal amount of our loan;
- unpaid interest accrued to the date of foreclosure;
- expenditures made to protect our interest in the property such as payments to senior lienholders and for insurance and taxes;
- costs of foreclosure (including attorneys' fees actually incurred to prosecute the foreclosure or to obtain relief from a stay in bankruptcy); and
- any advances made by our managers on our behalf for any of the foregoing less any income or rents received, condemnation proceeds or other awards received or similar monies received.

A portion of the purchase price may be paid by the affiliate executing a promissory note in favor of us. Any such note will be secured by a deed of trust on the subject property. The principal amount of such a note, plus any obligations secured by senior liens, will not exceed 90% of the purchase price of the property. The terms and conditions of such a note will be comparable to those we require when selling foreclosed properties to third parties.

(c)   Neither our managers nor any of their affiliates would receive a real estate commission in connection with such a sale.

It is our managers' belief that these undertakings will yield a price which is fair and reasonable for all parties. However, no assurance can be given that we could not obtain a better price from an unaffiliated third party purchaser.

10. **Lack of Separate Legal Representation.** Baker & McKenzie LLP acts as counsel to us, our managers and their affiliates. It is anticipated that such representation will continue in the future. Baker & McKenzie LLP does not represent you or any other member. Under our operating agreement, you must acknowledge and agree that such law firm represents us and our managers and their affiliates and does not represent, and will not be deemed under the applicable code of professional responsibility to have represented or be representing, any or all of the members in any respect. Such law firm, however, is obligated under the applicable code of professional responsibility not to engage in unethical or improper professional conduct. In the event of a conflict regarding services performed by Baker & McKenzie LLP, with respect to our managers and/or us and the members, then we, at our expense, will retain independent counsel, who has not previously represented us or our managers to represent the interests of the members solely with respect to the issue of a conflict regarding the services performed by Baker & McKenzie LLP.

INVESTMENT OBJECTIVES AND CRITERIA

(pages 61 – 67 of prospectus)

Principal Objectives. We will engage in business as a mortgage lender. We will make loans to individuals and business entities secured primarily by first and second deeds of trust on California real estate. In some limited cases, we may take third deeds of trust. This is a newly formed mortgage program and as of the date of this prospectus we have made no loans. We have not yet identified nor committed to make any loans from any proceeds of this offering and, as of the date of this prospectus, have not entered into any negotiations with respect to extending any loans. Our managers expect to arrange loans through a variety of sources, including from mortgage brokers, mortgage bankers, previous borrowers and by solicitation of new borrowers.

Our primary objectives are to:

- Yield a high rate of return from mortgage lending;
- Preserve and protect our capital; and
- Generate and distribute cash flow from operations to investors.

Our managers' prior programs, which were limited partnerships, did not provide tax benefits of the type commonly associated with partnership tax shelter investments. Similarly, an investment in our units will also not provide that type of tax benefit. An investment in our units is intended to serve as an investment alternative for investors seeking current income. However, unlike other investments which are intended to provide current income, your investment in us will be:

- less liquid;
- not readily transferable; and
- not provide a guaranteed return over its investment life.

Our foregoing objectives will not change. However, our operating agreement provides that our managers will have sole and complete charge of our affairs and will operate the business for the benefit of all members.

General Standards for Loans. We will engage in the business of making loans to members of the general public. These loans will generally be secured by deeds of trust on the following types of real property, including:

- single-family residences (including homes, condominiums and townhouses, including 1-4 unit residential buildings);
- multi-family residential property (such as apartment buildings);
- commercial property (such as stores, shops, offices, warehouses and retail strip centers); and
- land.

Based on our managers' prior experience with other mortgage programs, we anticipate that approximately 30% to 60% of the total dollar amount of our loan portfolio will be secured by single-family residences, 20% to 50% by commercial properties, 1% to 20% by apartments, and 1% to 10% by undeveloped land.

We will also make loans secured by promissory notes which will be secured by deeds of trust and will be assigned to us. Our loans will not be insured by the Federal Housing Administration or guaranteed by the Veterans Administration or otherwise guaranteed or insured. With the exception of the formation loan to be made to Redwood Mortgage Corp., loans will be made pursuant to a set of guidelines designed to set standards for the quality of the security given for the loans, as follows:

- **Priority of Mortgages.** The lien securing each loan will not be junior to more than two other encumbrances (a first and, in some cases a second deed of trust) on the real property which is to be used as security for the loan. Although we may also make wrap-around or "all-inclusive" loans, those wrap-around loans will include no more than two underlying obligations (See "CERTAIN LEGAL ASPECTS OF LOANS - Special Considerations in Connection with Junior Encumbrances" at page 72). We anticipate that our loans will eventually be diversified as to priority approximately as follows:

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- first mortgages – 40-60%
- second mortgages – 40-60%
- third mortgages – 0-10%

- **Geographic Area of Lending Activity.** We will limit lending to properties located in California, and primarily in the nine San Francisco Bay Area counties. These counties, which have an aggregate population of over 7.3 million, are San Francisco, San Mateo, Santa Clara, Alameda, Contra Costa, Marin, Napa, Solano and Sonoma. The economy of the area where the security is located is important in protecting market values. Therefore, our managers will limit the largest percentage of our lending activity principally to the San Francisco Bay Area since it has a broad diversified economic base, an expanding working population and a minimum of buildable sites. Our managers believe these factors generally contribute to a stable market for residential property. Although we anticipate that our primary area of lending will be Northern California, we may elect to make loans secured by real property located throughout California.

- **Construction Loans.** We may make construction loans up to a maximum of 10% of our loan portfolio. With respect to residential property, a construction loan is a loan in which the proceeds are used to construct a new dwelling (up to four units) on a parcel of property on which no dwelling previously existed or on which the existing dwelling was entirely demolished. With respect to commercial property, a construction loan is a loan in which the proceeds are used to construct an entirely new building on a parcel of property on which no building existed or on which an existing building was entirely demolished. It is possible that with the disbursement of undisbursed commitments, there may be times when the aggregate amount of our construction loans would exceed 10% of its total loan portfolio. Our managers anticipate, however, that as such undisbursed commitments are disbursed, the total amount of construction loans will not exceed such 10% level because such disbursed loans will be offset by repayments of other outstanding construction loans and by the overall growth in our loan portfolio.

  In addition, in no event will the loan-to-value ratio on construction loans exceed 80% of the independently appraised completed value of the property. Once a property receives a certificate of occupancy from the local jurisdiction in which it is located, our loan will be reclassified as a permanent loan. We will not make loans secured by properties determined by our managers to be special-use properties. Special use properties are bowling alleys, churches and gas stations.

- **Rehabilitation Loans.** We will also make "rehabilitation loans" to finance remodeling, additions to and/or rehabilitation of an existing structure or dwelling, whether residential, commercial or multi-family properties. While we will not classify rehabilitation loans as construction loans, rehabilitation loans do carry some of the same risks as construction loans. We may make rehabilitation loans up to a maximum of 15% of our total loan portfolio.

- **Loan-to-Value Ratios.** The amount of our loan combined with the outstanding debt secured by a senior deed of trust on the security property generally will not exceed a specified percentage of the appraised value of the security property as determined by an independent written appraisal at the time the loan is made. These loan-to-value ratios are as follows:

Type of Security Property	Loan-to-Value Ratio
Residential (including apartments)	80%
Commercial Property (including retail stores, office buildings, warehouses facilities, mixed use properties)	75%
Land	50%

Any of the above loan-to-value ratios may be increased by 10% (e.g., to 90% for residential property), to the extent mortgage insurance is obtained; however, our managers do not anticipate obtaining mortgage insurance. In addition, the foregoing loan-to-value ratios will not apply to purchase-money financing offered by us to sell any real estate owned (acquired through foreclosure) or to refinance an existing loan that is in default. In such cases, our managers will be free to accept any reasonable financing terms that they deem to be in our best interests, in their sole discretion. Notwithstanding the foregoing, in no event will the loan-to-value ratio on construction loans exceed 80% of the independently appraised completed value of the property. The target loan-to-value ratio for loans as a whole is approximately 70% or less.

We will obtain appraisals prepared by competent, independent appraisers for each of the properties securing our mortgage loan. Appraisers retained by us will be licensed or qualified as independent appraisers by state certification or national organization or other qualifications acceptable to our managers. The appraisals will be maintained in our records for at least five years and will be available for inspection and duplication by any member. Our managers will review each appraisal report and will conduct a "drive-by" for each property on which an appraisal is made. A "drive by" means our managers or their affiliates will drive to the property and assess the front exterior of the subject property, the adjacent properties and the neighborhood. A "drive by" does not include entering any structures on the property. In many cases our managers will not enter the structures on the property.

- **Terms of Loans.** Most of our loans will be for a period of 1 to 5 years, but in no event more than 15 years. Most loans will provide for monthly payments of interest and/or principal and interest only. Many loans will provide for payments of interest only or are partially amortizing with a "balloon" payment of principal payable in full at the end of the term. Some loans provide for the deferral and compounding of all or a portion of accrued interest for various periods of time. We generally will not grant borrowers an option to refinance or extend the loan at the time the loan is made. However, we may agree to extend or refinance a loan at its maturity if deemed appropriate and advisable for business reasons or in light of the then-current economic climate or other factors.

- **Escrow Conditions.** Loans will be funded through an escrow account handled by a title insurance company, an escrow company or by Redwood Mortgage Corp., subject to the following conditions:

  - Satisfactory title insurance coverage will be obtained for all loans. The title insurance policy will name us as the insured and provides title insurance in an amount at least equal to the principal amount of the loan. Title insurance insures only the validity and priority of our deed of trust, and does not insure us against loss by reason of other causes, such as diminution in the value of the security property, over appraisals, etc.

  - Satisfactory fire and casualty insurance will be obtained for all loans, naming us as loss payee in an amount equal to cover the replacement cost of improvements.

  - Our managers do not intend to arrange for mortgage insurance, which would afford some protection against loss if we foreclose on a loan and there is insufficient equity in the security property to repay all sums owed. If our managers determine in their sole discretion to obtain such insurance, the minimum loan-to-value ratio for residential property loans will be increased.

  - All loan documents (notes, deeds of trust, escrow agreements, and any other documents needed to document a particular transaction or to secure the loan) and insurance policies will name us as payee and beneficiary. Loans will not be written in the name of our managers or any other nominee.

- **Loans to our Managers and Their Affiliates.** We will make formation loans to Redwood Mortgage Corp. However, we may not acquire a loan from, or sell a loan to a program in which a manager or its affiliate has an interest, except as allowed under our operating agreement. In addition, we may not provide a mortgage loan to mortgage programs formed by or affiliated with us.

- **Purchase of Loans from Managers, Affiliates and Third Parties.** We may not purchase a loan in which a manager or its affiliate has an interest unless: (i) the manager or its affiliate acquired the loan temporarily in its name for the purpose of facilitating the acquisition of the loan and provided that the loan is purchased from the manager for a price no greater than the cost of the loan to the manager, except for the compensation allowed by the NASAA Mortgage Guidelines; or (ii) the purchase is made from a program pursuant to the rights of first refusal required by the provisions of the NASAA Mortgage Guidelines. In addition, existing loans may be purchased from the managers, their affiliates or other third parties, but only so long as any such loan is not in default and otherwise satisfies all of the foregoing requirements; provided, the managers and their affiliates will sell no more than a 90% interest and retain a 10% interest in any loan sold to us which they have held for more than 180 days. In such case, the managers and affiliates will hold their 10% interest and we will hold our 90% interest in the loan as tenants in common. Our purchase price for any such loan will not exceed the par value of the note or its fair market value, whichever is lower.

- **Sale of Loans.** We may not sell a loan to a manager unless: (i) we do not have sufficient offering proceeds available to retain the loan; (ii) the manager pays us an amount of cash equal to the cost of the loan (including all related cash payments and carrying costs); (iii) the manager assumes all of our obligations and liabilities incurred in connection with holding the loan; and (iv) the sale occurs not later than 90 days following the termination date of the offering. A manager or its affiliate will purchase all loans that we do not have sufficient proceeds to retain. In the event that the offering proceeds are insufficient to retain all loans, we will sell loans to the managers on a "last-in, first-out" basis. Our managers or their affiliates may sell loans to third parties (or fractional interests therein) if and when our managers determine that it appears to be advantageous to do so. We may not give a manager or its affiliate an exclusive right or employment to sell or otherwise dispose of loans or other assets of the company.

- **Note Hypothecation.** We may make loans which will be secured by assignments of secured promissory notes. The amount of a loan secured by an assigned note will satisfy the loan-to-value ratios set forth above (which are determined as a specified percentage of the appraised value of the underlying property) and also will not exceed 80% of the principal amount of the assigned note. For example, if the property securing a note is commercial property, the total amount of outstanding debt secured by such property, including the debt represented by the assigned note and any senior mortgages, must not exceed 75% of the appraised value of such property, and the loan will not exceed 80% of the principal amount of the assigned note. For purposes of making loans secured by promissory notes, we will rely on the appraised value of the underlying property, as determined by an independent written appraisal which was conducted within the last twelve months. If such appraisal was not conducted within the last twelve months, then we will arrange for a new appraisal to be prepared for the property. All such appraisals will satisfy our loan-to-value ratios set forth above. Any loan evidenced by a note assigned to us will also satisfy all other lending standards and policies described herein. Concurrently with our making of the loan, the borrower, i.e., the holder of the promissory note, will execute a written assignment which will assign to us their interest in the promissory note. No more than 10% of our portfolio at any time will be secured by promissory notes.

- **Investments in or with Other Programs.** We may invest in general partnerships or joint ventures with our other publicly registered affiliates if: (1) the programs have substantially identical investment objectives; (2) there are no duplicate fees; (3) the compensation to the managers or general partners of the programs is substantially identical in each program; (4) each program has a right of first refusal to buy if the other programs wish to sell assets held in the joint venture; and (5) the investment of each program is on substantially the same terms and conditions. Participants in such investments may from time to time reach an impasse on joint venture decisions since no participant controls decisions. In addition, while a joint venture participant may have the right to buy the assets from the general partnership or joint venture, it may not have the resources to do so. We may also invest in general partnership interests of limited partnerships, but only if we, alone or together with our publicly registered affiliate meeting the above requirements, acquire a controlling interest, no duplicate fees are payable and no additional compensation beyond that permitted by the NASAA Mortgage Guidelines, are be paid to the managers. We may not invest in interests of other programs.

- **Loan Participation.** We may participate in loans with other programs organized by our managers, where we will purchase a fractional undivided interest in a loan, meeting the requirements set forth above. Because we will not participate in a loan which would not otherwise meet our requirements, the risk of such participation is minimized. We may also participate in loans with nonaffiliated lenders, individuals or pension funds. Any such participation would only be on the terms and conditions set above. We may also acquire from or sell to affiliated publicly registered mortgage programs, participation interests in loans.

- **Diversification.** We may not invest in or make loans on any one property that would exceed, in the aggregate, an amount equal to 10% of the then total gross proceeds of this offering. We may not invest in or make loans to or from any one borrower that would exceed, in the aggregate, an amount greater than 10% of the then total gross proceeds of this offering.

- **Other Limitations.** We may not make a loan secured by unimproved real property, except in amounts and upon terms which can be financed by the offering proceeds or from cash flow and provided investment in such unimproved real property does not exceed 10% of the then total gross proceeds of this offering. Properties will not be considered unimproved if they are expected to produce income within a reasonable period of time after their acquisition, and for this purpose, two years will be deemed to be presumptively reasonable. We may not invest in real estate contracts of sale unless such contracts of sale are in recordable form and are appropriately recorded in the chain of title.

- **Reserve Liquidity Fund.** A contingency reserve liquidity fund equal to the lesser of 2% of the gross proceeds of the offering or 2% of our capital originally committed to investment in mortgages will be established for the purpose of covering our unexpected cash needs.

Credit Evaluations. We may consider the income level and general creditworthiness of a borrower to determine his or her ability to repay the loan according to its terms, but such considerations are subordinate to a determination that a borrower has sufficient equity in the security property to satisfy the loan-to-value ratios described above. Therefore, loans may be made to borrowers who are in default under other of their obligations (e.g., to consolidate their debts) or who do not have sources of income that would be sufficient to qualify for loans from other lenders such as banks or savings and loan associations.

Loan Brokerage Commissions. We will enter into loan transactions where the borrower has engaged and agreed to compensate Redwood Mortgage Corp. to act as a broker in arranging the loan. The exact amount of the loan brokerage commissions are negotiated with prospective borrowers on a case by case basis. It is estimated that such commissions will be approximately 2% to 5% of the principal amount of each loan made. The loan brokerage commissions will be capped at 4% of our total assets per year (except during the first year of operations).

Loan Administrative Fees. Redwood Mortgage Corp. will receive a loan administrative fee in an amount up to 1% of the principal amount of each new loan originated or acquired on our behalf by Redwood Mortgage Corp. for services rendered in connection with the selection and underwriting of potential loans. Such fees are payable by us upon the closing of each loan.

Processing and Escrow Fees. Redwood Mortgage Corp. will receive processing and escrow fees for services in connection with notary, document preparation, credit investigation, and escrow fees in an amount equal to the fees customarily charged by Redwood Mortgage Corp. for comparable services in the geographical area where the property securing the loan is located, payable solely by the borrower and not by us.

Loan Servicing. It is anticipated that all loans will be "serviced" (i.e., loan payments will be collected) by Redwood Mortgage Corp. Redwood Mortgage Corp. will be compensated for such loan servicing activities (See "COMPENSATION TO OUR MANAGERS AND THEIR AFFILIATES" at page 42). Both we and Redwood Mortgage Corp. have the right to cancel this servicing agreement and any other continuing business relationships that may exist between them upon 30 days notice.

Borrowers will make interest payments in arrears, i.e., with respect to the preceding 30-day period, and will make their checks payable to Redwood Mortgage Corp. Checks will be deposited in Redwood Mortgage Corp.'s trust account, and, after checks have cleared, funds will be transferred to our bank or money market account.

Borrowing. We anticipate that we may borrow funds for our activities including: (i) making loans; (ii) increasing our liquidity; (iii) preventing defaults under mortgage loans that are senior to our mortgage loans or discharging such senior loans in order to protect our investment; (iv) operating or developing a property that we acquired through foreclosure; and (v) reducing cash reserve needs. We may assign all or a portion of our loan portfolio or real estate that we own as security for such loan(s). We anticipate engaging in this type of transaction when the interest rate at which we can borrow funds is somewhat less than the rate that can be earned by us on our loans, giving us the opportunity to earn a profit on this "spread." We may also borrow funds in order to protect our investment and/or to develop or operate a property that we own. The borrowing of funds involves certain elements of risk and also entails possible adverse tax consequences (See "RISK FACTORS - Use of Borrowed Money May Reduce Our Profitability or Cause Losses Through Liquidation" at page 25 and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES - INVESTMENT BY TAX-EXEMPT INVESTORS" at page 87). Under our operating agreement, our total indebtedness may not at any time exceed 50% of members' capital (See "RISK FACTORS – We Expect to Generate Unrelated Business Taxable Income" at page 37). Under our operating agreement, our leverage policy may not be amended without the approval of a majority in interests of the members.

Reinvestment of Cash Flow. We intend to reinvest the principal repayments we receive on loans to create or invest in new loans during the term of the company. Following the seventh anniversary of the effectiveness of this offering, a member may elect to receive his or her pro rata share of any loan principal repayments. Any capital not reinvested will be used first to return members' capital contributions and then to pay distributions to members.

Except as permitted under our operating agreement, we will not pay, directly or indirectly, a commission or fee to a manager or its affiliate in connection with the reinvestment or distribution of the proceeds from the repayment of principal or prepayment of a loan (to the extent classified as a return of capital for federal income tax purposes), and the foreclosure, sale, exchange, condemnation, eminent domain taking or other disposition of a loan or of a property subject to a loan, or the payment of insurance or a guarantee with respect to a loan.

Other Policies. We will not:

· issue senior securities;
· invest in the securities of other public companies for the purpose of exercising control;
· underwrite securities of other public companies; or
· offer securities in exchange for property.

If we anticipate that we will become, through foreclosure or otherwise, the owner of property that is subject to a high degree of risk, including without limitation, property subject to hazardous or toxic cleanup, prolonged construction or other risk, our managers may, in their discretion, seek to transfer or sell the loan to an affiliated or unaffiliated entity with the expertise to manage the attendant risk.

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